Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 2 DATED JULY 11, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated April 21, 2016 and Supplement No. 1 dated May 12, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering; and

●	an update regarding the renegotiation and modification of terms of loans issued to Eclipse Partners II, LLC and Lex Partners II, LLC.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of July 11, 2016, we have issued approximately $3,662,000 of Notes in our Follow-on Offering. As of July 11, 2016, approximately $66,338,000 of Notes remain available for sale to the public under our Follow-on Offering. The Follow-on Offering will not last beyond September 29, 2017, which is two years after the effective date of this offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Renegotiation and Modification of Terms of Loans Issued to Eclipse Partners II, LLC and Lex Partners II, LLC

On December 9, 2015, we entered into a construction loan agreement (the “Whittier Loan Agreement”) with Eclipse Partners II, LLC (“EPII”), pursuant to which we extended a construction loan (the “Whittier Loan”) to EPII to be used for the refinance of a parcel of land located at 171 Whittier Dr., Sarasota, Florida 34236 and the construction of a home thereon (the “Whittier Property”). The Whittier Loan was for an amount up to $2,640,000, was evidenced by a promissory note (the “Whittier Note”), and was secured by a mortgage.

Additionally, on February 19, 2016, we entered into a construction loan agreement (the “Vista Loan Agreement”) with Lex Partners II, LLC (“LPII”; together with EPII, the “Borrowers”), an affiliate of EPII, pursuant to which we extended a construction loan (the “Vista Loan”) to LPII to be used for the refinance of a parcel of land located at 1333 Vista Drive, Sarasota, Florida 34239 and the construction of a home thereon (the “Vista Property”). The Vista Loan was for an amount up to $3,600,000, was evidenced by a promissory note (the “Vista Note”), and was secured by a mortgage. The Whittier Loan and the Vista Loan were also secured by a $300,000 deposit (the “Security Deposit”) which the Borrowers had deposited pursuant to a Builder Deposit Agreement dated February 19, 2016.

The Borrowers defaulted under their respective loan agreements by failing to make any interest payments. On June 30, 2016, we renegotiated and modified the terms of the Whittier Loan Agreement and the Vista Loan Agreement with the Borrowers. As of June 30, 2016, the principal balance on the Whittier Note was approximately $1,702,822 and the principal balance on the Vista Note was approximately $2,737,359.

On June 30, 2016, EPII executed a Deed in Lieu of Foreclosure Agreement pursuant to which EPII agreed to deed the Whittier Property to us. We also entered into an Option to Purchase Agreement with EPII pursuant to which EPII was given an option to repurchase the Whittier Property for the amount of approximately $1,813,091 plus an additional $558 per day after June 10, 2016. EPII’s option to repurchase the Whittier Property will expire and terminate on December 16, 2016 if EPII does not exercise its option before that date. We had previously sold a participating interest in our mortgage on the Whittier Property to S.K. Funding, LLC, one of our members. We assigned our mortgage with EPII to S.K. Funding, LLC in order to secure the participating loan interest sold to S.K. Funding, LLC.

Also on June 30, 2016, LPII deeded the Vista Property to 1333 Vista Drive, LLC (the “Buyer”), an unaffiliated third party, in exchange for the Buyer paying all outstanding interest due on the Vista Loan and the Buyer depositing an additional $96,553 into an interest escrow account to be applied to interest accruing on the Vista Loan. LPII remains the borrower on the Vista Loan. LPII and the Buyer plan to jointly complete the construction of the home on the Vista Property. We also entered into an Amendment to the Builder Deposit Agreement with the Borrowers on June 30, 2016, whereby it was agreed that the Security Deposit would only secure the Vista Property.

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